DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com Christopher R. Stambaugh christopher.stambaugh@dlapiper.com T 919.786.2040 F 919.786.2240

April 28, 2016
VIA EDGAR

Mr. Coy Garrison Attorney-Adviser

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, Mail Stop 3010 CF/AD8

Washington, DC 20549
Re:	Dividend Capital Diversified Property Fund Inc. Post-Effective Amendment No. 3 to Registration Statement on Form S-11 Filed April 7, 2016 File No. 333-175989

Dear Mr. Garrison:

On behalf of our client, Dividend Capital Diversified Property Fund, Inc. (the “Company”), a Maryland corporation, we are responding to the oral comment received by the staff of the SEC’s Division of Corporation Finance (the “Staff”), regarding Post-Effective Amendment No. 3 to the above-referenced Registration Statement on Form S-11 (“Post-Effective Amendment No. 3”).

Comment: We note your description of the “DST Program” as described in the prospectus included with Post-Effective Amendment No. 3, a program to raise capital in private placements exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”) through the sale of beneficial interests in specific Delaware statutory trusts holding real properties. Please indicate the section of the Securities Act or the rule of the SEC under which exemption from registration is claimed and state briefly the facts relied upon to make the exemption available. Please also explain why the DST Program offering is not integrated with the Company’s public offering of shares.

Response: The DST Program offering will be made through a network of broker-dealers and registered investment advisers to their clients, with whom they have substantive relationships pre-existing the broker-dealers’ and registered investment advisers’ participation in the offering. The offering will only be made to “accredited investors” and will comply with Rule 506(b) promulgated under Section 4(2) of the Securities Act. The offering will not involve any form of general solicitation or general advertising.

With respect to integration, Question 139.25 of the Staff’s Compliance and Disclosure Interpretations states that Securities Act Release No. 8828 (Aug. 3, 2007) (the “Release”) sets forth a framework for analyzing potential integration issues in the specific situation of concurrent private and public offerings, which should be used to analyze integration rather than the five-factor integration analysis set forth in Rule 502(a). Pursuant to the Release, the filing of a registration statement does not, per se, eliminate a company’s ability to conduct a concurrent private offering, whether it is commenced before or after the filing of the registration statement. Further, the Release states that the determination as to whether the filing of the registration statement should be considered to be a general solicitation or general advertising that would affect the availability of the Section 4(2) exemption for such a concurrent unregistered offering should be based on a consideration of whether the investors in the private placement were solicited by the registration statement or through some other means that would otherwise not foreclose the availability of the Section 4(2) exemption. As part of a non-exclusive list of factual examples, the Staff stated that if the prospective private placement investor became interested in the concurrent private placement through a substantive, pre-existing relationship with the company or direct contact by the company or its agents outside of the public offering effort, then the prior filing of the registration statement generally would not impact the potential availability of the Section 4(2) exemption for that private placement and the private placement could be conducted while the registration statement for the public offering was on file with the Commission. The DST Program fits within this fact pattern and therefore should not be integrated with the public offering.

Ms. Sonia Barros

April 28, 2016

Page Two

We also note that, even under the five-factor test set forth in Rule 502(a) used to determine if multiple private offerings should be integrated and which is not necessarily as accommodating as the test above, the offerings should not be integrated. The five factors are: (a) whether the sales are part of a single plan of financing; (b) whether the sales involve issuance of the same class of securities; (c) whether the sales have been made at or about the same time; (d) whether the same type of consideration is being received; and (e) whether the sales are made for the same general purpose. The offerings are not part of a single plan of financing, are not for the same general purpose, and do not involve issuance of the same class of securities, as each DST Program transaction is a property-specific financing transaction through the sale of beneficial interests in specific Delaware statutory trusts, rather than an ongoing public offering of the Company’s common stock. The sales may be made at or about the same time, but only because the Company’s common stock offering is always ongoing. DST Program transactions will be made from time to time, though will not be always ongoing. We believe the only factor that potentially could be viewed as being the same between the two offerings is that cash is paid for the securities being offered and sold. There is a strong argument, however, that this factor should not be viewed as the same between the two offerings because under the DST Program transactions the cash invested must be done so via a “qualified intermediary” in accordance with the “like-kind” exchange rules provided under I.R.C. Section 1031 and the Treasury Regulations promulgated thereunder – a requirement absent in the Company’s common stock offering.

Very truly yours,

DLA Piper LLP (US)

/s/ Christopher R. Stambaugh

Christopher R. Stambaugh
Partner
cc: M. Kirk Scott

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